UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   ZDG Holdings, Inc.

   23 Sandfield Road
   Toronto, Canada  M3b 2B5
   Canada
2. Issuer Name and Ticker or Trading Symbol
   Level Jump Financial Group, Inc.
   LJMP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, par value $0.00|11/2/0|S   |2,103,750         |D  |$0.04202   |0                  |--    |(1)                        |
25                           |0     |    |                  |   |           |                   |      |                           |
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Common Stock, par value $0.00|11/2/0|S   |389,768           |D  |$0.04202   |                   |      |                           |
25                           |0     |    |                  |   |           |                   |      |                           |
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Common Stock, par value $0.00|11/2/0|G   |86,643            |D  |$0.04202   |304,262            |D     |(2)                        |
25                           |0     |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Class C Preferred Stock |1-for-40|12/18|A   |58,000     |A  |Immed|     |Common Stock|2,320,0|(3)    |58,000      |D  |(4)         |
                        |        |/00  |    |           |   |.    |     |            |00     |       |            |   |            |
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Class C Preferred Stock |1-for-40|12/18|A   |58,000     |A  |Immed|     |Common Stock|2,320,0|(3)    |58,000      |I  |(5)         |
                        |        |/00  |    |           |   |.    |     |            |00     |       |            |   |            |
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
Explanation of Responses:
ZDG Holdings Inc. ("ZDG") is wholly owned by Ms. Marnie Miller, the spouse of Robert G. Landau ("Landau").
Landau is the sole director and president of ZDG. thestockpage.com inc. ("thestockpage") is a corporation of which Landau is co-owner and one of its two officers and
directors.
Additional reporting persons are Landau and
thestockpage.
(1) Shares previously held by ZDG. ZDG no longer owns any shares of the Company. ZDG is no longer subject to Section
16.
(2)  Owned by
Landau
(3) These shares of Class C Preferred Stock were acquired by thestockpage through the conversion of existing outstanding obligations owed by the Company to thestockpage in an aggregate amount of $611,594.57 (including principal and interest
due).
(4)  Owned by
thestockpage.
(5) These shares are deemed to be beneficially owned by Landau because Landau is a co-owner of thestockpage and is one of its two officers and directors. Landau disclaims beneficial interest in these securities except to the extent of his ultimate pecuniary interest, if any, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of
Section 16 or for any other purpose.
thestockpage.com
inc.
/s/ Robert
Landau
________________________________
   Robert Landau, Authorized
Signatory
/s/ Robert
Landau
________________________________
  Robert
Landau
SIGNATURE OF REPORTING PERSON
 /s/ ZDG Holdings Inc. by Robert G. Landau, President
DATE
February 26, 2001